UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K    |X| Form 10-Q

               |_| Form N-SAR


For Period Ended:      3/31/01
                  --------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify
the       Item(s)       to      which      the       notification       relates:

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PART I -- REGISTRANT INFORMATION


U.S. Aggregates, Inc.
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Full Name of Registrant

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Former Name if Applicable

400 South El Camino Real, Suite 500
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Address of Principal Executive Office (Street and Number)

San Mateo, CA 94402
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                     (b)  The  subject   annual   report,   semi-annual report,
                     transition report on Form 10-K, Form 20-F,11-K or
|X| Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company is unable to complete in a timely manner the required financial disclosures for the quarter ended March 31, 2001 due to unanticipated final adjustments being discussed with the Company's outside accountants. The Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Daniel Yih                650                     685-4880
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         (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes |_|No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates a net loss before extraordinary items of approximately $12.1 million for its fiscal quarter ended March 31, 2001, or $$0.81 per share, as compared with $5.1 million or $0.34 per share for the same quarter of 2000. The loss reflects a number of factors including, but not limited to, a decrease in net sales of almost 20% resulting primarily from transactions completed in year 2000, higher fuel, liquid asphalt and energy costs, increase in repair and maintenance costs, higher production and delivery costs, and write downs of inventory.

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                              U.S. Aggregates, Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2001            By    /s/    DANIEL YIH
                                 -----------------------------------------------
                                  Daniel Yih, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations             (See             18             U.S.C.             1001).
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